Issuer Free Writing Prospectus
November 1, 2006

Countrywide Capital V $1,300,000,000 aggregate liquidation amount 7.000% Capital Securities	Filed pursuant to rule 433 File No. 333-131707
Fully and unconditionally guaranteed, to the extent described in the Prospectus, by Countrywide Financial Corporation

Issuer:	Countrywide Capital V (the “Trust”), a Delaware statutory trust, will issue the capital securities representing undivided beneficial interests in junior subordinated debt securities issued by Countrywide Financial Corporation (“Countrywide” or the “Company”). Countrywide will own all common securities of the Trust.

Guarantor:	Countrywide Financial Corporation

Ratings:	Baa3 / BBB+ /A- (Moody’s / S&P / Fitch)

Initial Trade Date:	November 1, 2006

Settlement Date:	November 8, 2006 (T+5)

Scheduled Maturity:	November 1, 2036

Final Maturity:	November 1, 2066

Securities Offered:	$1,300,000,000 aggregate liquidation amount or 52,000,000 Capital Securities. The underwriters have an option to purchase up to an additional 7,800,000 capital securities at the public offering price within 30 days of the date hereof to cover over-allotments, if any.

Coupon:	7.000% per annum

Interest Payment Dates:	Payable quarterly in arrears on February 1, May 1, August 1, and November 1 of each year, beginning February 1, 2007 until November 1, 2036, monthly thereafter until the subordinated debentures are paid in full.

Public Offering Price:	$25 per capital security

Liquidation Amount:	$25 per capital security

Total Net Proceeds to Countrywide:	$1,259,240,181.25 (before expenses)

CUSIP / ISIN:	222388209 / US2223882091

Overallotment Option:	The underwriters also may purchase up to an additional 7,800,000 capital securities at the public offering price within 30 days of the date hereof in order to cover over-allotments, if any.

Optional/Special Event Redemption:	Countrywide will have the right to redeem any or all of the capital securities at one or more times on or after November 1, 2011 at 100% of the liquidation amount per capital security plus accrued and unpaid interest to the redemption date (subject to the Replacement Capital Covenant set forth in the preliminary prospectus supplement), or prior to November 1, 2011, in whole but not in part, in the event of a tax, regulatory, or investment company act event (subject to the Replacement Capital Covenant).

Listing:	New York Stock Exchange (application to be made)

Joint Bookrunners:	Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Wachovia Capital Markets, LLC

Sr. Co-Manager:	Countrywide Securities Corporation

Co-Managers:	A.G. Edwards & Sons, Inc.
Banc of America Securities LLC
RBC Dain Rauscher Inc.

Junior Co-Managers:	Barclays Capital Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
Lehman Brothers Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407.